Issuer Name:                The Ziegler Companies, Inc.
Reporting Person:           Roell, Stephen A.
                            2745 Chadwick Court
                            Brookfield, Wisconsin   53045
Social Security Number:     ###-##-####
Statement for:              April 1998
Relationship of
Reporting Person
to Issuer:                  Director
Title of Security:          Common Stock
Transaction Date:           April 27, 1998
Transaction Code:           J
Amount of
Securities Acquired:        450
Price:                      $24.625
Amount of Securities
Beneficially Owned
at End of Month:            1,250
Ownership Form:             Direct